Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended:  December 31, 1998

                          Commission file number 1-10853

                     BB&T Corporation 401(k) Savings Plan
                -----------------------------------------------
                            (Full title of the plan)

                                BB&T Corporation
                         -----------------------------
                        (Name of issuer of securities)

                            200 West Second Street
                            Winston-Salem, NC 27101
                            -----------------------
             (Address of issuer's principal executive offices)






                  BB&T Corporation
                  401(k) Savings Plan


                  Financial Statements as of December 31, 1998 and 1997 Together with Report of Independent Public Accountants

Report of Independent Public Accountants




To the 401(k) Savings Plan Committee of
BB&T Corporation:


We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the BB&T Corporation 401(k) Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information, for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


As explained in the notes thereto, information presented in the schedule of assets held for investment purposes does not disclose the historical cost for investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

As explained in the notes thereto, the Plan has not presented the schedule of reportable transactions (transactions in excess of 5% of the current value of plan assets at the beginning of the year) for the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T
International Equity Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund and the BB&T one-year bank investment contracts. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                /s/ Arthur Andersen LLP



Charlotte, North Carolina,
       June 23, 1999.




                                                  BB&T Corporation 401(k) Savings Plan

                               Statement of Net Assets Available for Plan Benefits, With Fund Information
                                                            December 31, 1998






                                                                                              BB&T
                                                  Money         Fixed                     Corporation        Bank
                                                  Market        Income        Equity         Common       Investment     Balanced
                                                   Fund          Fund          Fund        Stock Fund     Contracts        Fund
Assets:
    Investments at fair value-
        Common stock                           $         0   $         0   $          0   $747,348,984   $        0   $        0
        Mutual funds                                     0    11,188,027     39,365,998              0            0    7,610,357
        Five-year bank investment contracts              0             0              0              0    8,357,879            0
        BB&T U.S. Treasury Money Market Fund
                                                16,945,568             0              0              0            0            0
                                               ---------------------------------------------------------------------------------
                                                16,945,568    11,188,027     39,365,998    747,348,984    8,357,879    7,610,357
    Investments at cost - Participant loans              0             0              0              0            0            0
                                               ---------------------------------------------------------------------------------
                                                16,945,568    11,188,027     39,365,998    747,348,984    8,357,879    7,610,357
    Cash                                                 0             0              0      2,042,469            0            0
                                               ---------------------------------------------------------------------------------
Net assets available for plan benefits         $16,945,568   $11,188,027   $ 39,365,998   $749,391,453   $8,357,879   $7,610,357
                                               =================================================================================


                                                                Small
                                              International    Company
                                                 Equity        Growth         Loan                  ESOP
                                                  Fund          Fund          Fund        Allocated      Unallocated      Total
Assets:
    Investments at fair value-
        Common stock                           $        0   $         0   $         0   $18,422,448   $          0   $765,771,432
        Mutual funds                              886,256     9,239,137             0             0              0     68,289,775
        Five-year bank investment contracts             0             0             0             0              0      8,357,879
        BB&T U.S. Treasury Money Market Fund
                                                        0             0             0             0              0     16,945,568
                                              -----------------------------------------------------------------------------------
                                                  886,256     9,239,137             0    18,422,448              0    859,364,654
    Investments at cost - Participant loans             0             0    10,038,832             0              0     10,038,832
                                              -----------------------------------------------------------------------------------
                                                  886,256     9,239,137    10,038,832    18,422,448              0    869,403,486
    Cash                                                0             0             0         1,869              0      2,044,338
                                              -----------------------------------------------------------------------------------
Net assets available for plan benefits         $  886,256   $ 9,239,137   $10,038,832   $18,424,317   $          0   $871,447,824
                                              ===================================================================================



The accompanying  notes  to  financial  statements  are an  integral  part  of  this statement.



                                                       BB&T Corporation 401(k) Savings Plan

                                    Statement of Net Assets Available for Plan Benefits, With Fund Information
                                                                 December 31, 1997



                                                                                             BB&T
                                                  Money         Fixed                     Corporation        Bank
                                                  Market        Income        Equity        Common        Investment     Balanced
                                                   Fund          Fund          Fund        Stock Fund     Contracts        Fund
Assets:

    Investments at fair value-
        Common stock                           $         0   $         0   $          0   $617,506,643   $        0   $        0
        Mutual funds                                     0     6,178,794     30,284,938              0            0    4,128,669
        Five-year bank investment contracts              0             0              0              0    5,166,441            0
        BB&T U.S. Treasury Money Market Fund    14,964,040             0              0              0            0            0
                                               ---------------------------------------------------------------------------------
                                                14,964,040     6,178,794     30,284,938    617,506,643    5,166,441    4,128,669
    Investments at cost - Participant loans              0             0              0              0            0            0
                                               ---------------------------------------------------------------------------------
                                                14,964,040     6,178,794     30,284,938    617,506,643    5,166,441    4,128,669
    Cash                                                 0             0              0      1,730,587            0            0
                                               ---------------------------------------------------------------------------------
                    Total assets                14,964,040     6,178,794     30,284,938    619,237,230    5,166,441    4,128,669
Notes payable                                            0             0              0              0            0            0
                                               ---------------------------------------------------------------------------------
Net assets available for plan benefits         $14,964,040   $ 6,178,794   $ 30,284,938   $619,237,230   $5,166,441   $4,128,669
                                               =================================================================================



                                                  Small
                                                 Company
                                                 Growth         Loan                  ESOP
                                                  Fund          Fund        Allocated    Unallocated        Total
Assets:
    Investments at fair value-
        Common stock                           $        0   $         0   $16,918,626   $  2,436,876   $636,862,145
        Mutual funds                            6,188,659             0             0              0     46,781,060
        Five-year bank investment contracts             0             0             0              0      5,166,441
        BB&T U.S. Treasury Money Market Fund            0             0             0              0     14,964,040
                                               --------------------------------------------------------------------
                                                6,188,659             0    16,918,626      2,436,876    703,773,686
    Investments at cost - Participant loans             0     7,509,639             0              0      7,509,639
                                               --------------------------------------------------------------------
                                                6,188,659     7,509,639    16,918,626      2,436,876    711,283,325
    Cash                                                0             0         1,252              0      1,731,839
                                               --------------------------------------------------------------------
                    Total assets                6,188,659     7,509,639    16,919,878      2,436,876    713,015,164
Notes payable                                           0             0             0        343,448        343,448
                                               --------------------------------------------------------------------
Net assets available for plan benefits         $6,188,659   $ 7,509,639   $16,919,878   $  2,093,428   $712,671,716
                                               ====================================================================

The accompanying  notes  to  financial  statements  are an  integral  part  of  this statement.



                                                    BB&T Corporation 401(k) Savings Plan

                            Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information
                                                    For the Year Ended December 31, 1998



                                                                                            BB&T
                                                                                        Corporation
                                             Money          Fixed                          Common            Bank
                                             Market         Income         Equity          Stock          Investment      Balanced
                                              Fund           Fund           Fund            Fund          Contracts         Fund
Additions to net assets attributed to:
    Investment income-
        Dividends                          $      2,626   $        973   $     34,397   $  11,179,381   $        66   $     2,623
        Interest                                738,840        544,849      1,920,294          50,154       390,281       532,455
        Net appreciation in value
          of investments                              0        202,589      2,510,476     155,895,434             0       356,233
                                           --------------------------------------------------------------------------------------
               Total investment income          741,466        748,411      4,465,167     167,124,969       390,347       891,311
                                           --------------------------------------------------------------------------------------
    Contributions-
        Employer                                499,324        298,046      1,882,582      10,443,371       114,121       635,419
        Employees                               657,713        436,828      2,718,343      14,630,847       158,608       857,629
        Merged entity                         4,455,932        329,171      6,433,853         821,808     1,672,236     2,027,839
                                           --------------------------------------------------------------------------------------
               Total contributions            5,612,969      1,064,045     11,034,778      25,896,026     1,944,965     3,520,887
                                           --------------------------------------------------------------------------------------
    Allocation of 34,046 shares of
       BB&T common stock                              0              0              0               0             0             0
                                           --------------------------------------------------------------------------------------
               Total additions                6,354,435      1,812,456     15,499,945     193,020,995     2,335,312     4,412,198

Deductions from net assets attributed to:
    Withdrawals                              (2,110,388)      (707,299)    (2,500,958)    (62,876,549)     (263,255)     (779,770)
    Administrative expenses                     (31,353)       (15,727)       (67,119)        (26,319)      (13,284)      (11,939)
    Allocation of 34,046 shares of
      BB&T common stock                               0              0              0               0             0             0
Loans to members - Interest income               44,843         14,832         73,612         645,497         7,429        24,969
Principal repayments                            211,112         67,171        294,019       2,697,115        35,886        98,624
Leveraged ESOP principal repayment                    0              0              0               0             0             0
Net transfers of assets among funds          (2,487,121)     3,837,800     (4,218,439)     (3,306,516)    1,089,350      (262,394)
Net assets available for plan benefits,
  beginning of year                          14,964,040      6,178,794     30,284,938     619,237,230     5,166,441     4,128,669
                                           --------------------------------------------------------------------------------------
Net assets available for plan benefits,
    end of year                            $ 16,945,568   $ 11,188,027   $ 39,365,998   $ 749,391,453   $ 8,357,879   $ 7,610,357
                                           ======================================================================================


                                                            Small
                                        International      Company
                                            Equity         Growth          Loan               ESOP
                                             Fund           Fund           Fund     Allocated      Unallocated        Total

Additions to net assets attributed to:
    Investment income-
        Dividends                          $     970   $     3,848   $          0   $    331,853   $    24,160   $  11,580,897
        Interest                              18,414         2,317        845,205              0             0       5,042,809
        Net appreciation in value
          of investments                      27,922       588,306              0      3,848,531             0     163,429,491
                                           -----------------------------------------------------------------------------------
               Total investment income        47,306       594,471        845,205      4,180,384        24,160     180,053,197
                                           -----------------------------------------------------------------------------------
    Contributions-
        Employer                              64,900       872,559              0              0             0      14,810,322
        Employees                            112,730     1,270,344              0              0             0      20,843,042
        Merged entity                        560,351     1,912,108        298,091              0             0      18,511,389
                                           -----------------------------------------------------------------------------------
               Total contributions           737,981     4,055,011        298,091              0             0      54,164,753
                                           -----------------------------------------------------------------------------------
    Allocation of 34,046 shares of
       BB&T common stock                           0             0              0        952,190             0         952,190
                                           -----------------------------------------------------------------------------------
               Total additions               785,287     4,649,482      1,143,296      5,132,574        24,160     235,170,140

Deductions from net assets attributed to:
    Withdrawals                               (3,664)     (609,455)      (616,120)    (3,628,135)      (24,163)    (74,119,756)
    Administrative expenses                     (698)      (14,412)             0              0             0        (180,851)
    Allocation of 34,046 shares of
      BB&T common stock                            0             0              0              0      (952,190)       (952,190)
Loans to members - Interest income             1,643        32,380       (845,205)             0             0               0
Principal repayments                           4,284       141,760     (3,549,971)             0             0               0
Leveraged ESOP principal repayment                 0             0              0              0    (1,141,235)     (1,141,235)
Net transfers of assets among funds           99,404    (1,149,277)     6,397,193              0             0               0
Net assets available for plan benefits,
  beginning of year                                0     6,188,659      7,509,639     16,919,878     2,093,428     712,671,716
                                           -----------------------------------------------------------------------------------
Net assets available for plan benefits,
    end of year                            $ 886,256   $ 9,239,137   $ 10,038,832   $ 18,424,317   $         0   $ 871,447,824
                                           ===================================================================================

The accompanying  notes  to  financial  statements  are an  integral  part  of  this statement.



                                                     BB&T Corporation 401(k) Savings Plan

                             Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information
                                                     For the Year Ended December 31, 1997





                                                                                           BB&T
                                                                                        Corporation
                                                Money         Fixed                       Common            Bank
                                                Market        Income       Equity         Stock          Investment     Balanced
                                                 Fund          Fund         Fund           Fund          Contracts        Fund
Additions to net assets attributed to:
    Investment income-
        Dividends                          $        256   $         0   $  1,945,599   $   7,439,182   $         0   $    98,999
        Interest                                595,667       292,070        335,257          50,729       253,814       108,026
        Net appreciation in value of
          investments                                 0       139,734      3,724,702     122,243,932        (6,400)      351,405
                                           -------------------------------------------------------------------------------------
               Total investment income          595,923       431,804      6,005,558     129,733,843       247,414       558,430
                                           -------------------------------------------------------------------------------------
    Contributions-
        Employer                                457,659       275,216      1,336,662       8,280,524       125,946       406,818
        Employees                               585,557       373,443      2,219,281      11,396,088       151,322       700,744
        Merged entity                         2,531,059       702,449      6,338,481     246,768,037       504,132       125,093
                                           -------------------------------------------------------------------------------------
               Total contributions            3,574,275     1,351,108      9,894,424     266,444,649       781,400     1,232,655
                                           -------------------------------------------------------------------------------------
    Allocation of 47,276 shares of
      BB&T common stock                               0             0              0               0             0             0
                                           -------------------------------------------------------------------------------------
               Total additions                4,170,198     1,782,912     15,899,982     396,178,492     1,028,814     1,791,085
Deductions from net assets attributed to:
    Withdrawals                              (2,438,927)     (477,854)    (1,162,203)    (24,666,154)     (754,466)     (280,982)
    Administrative expenses                     (30,973)      (12,622)       (47,123)        (22,357)      (12,021)       (7,041)
    Interest expense                                  0             0              0               0             0             0
    Allocation of 47,276 shares of
      BB&T common stock                               0             0              0               0             0             0
Loans to members - Interest income               35,109        16,065         50,105         404,422         7,551        14,823
Principal repayments                            166,159        88,858        249,975       1,757,558        49,011        59,128
Leveraged ESOP principal repayment                    0             0              0               0             0             0
Net transfers of assets among funds           1,818,449      (192,458)       202,038      (6,860,580)      389,887       492,237
Net assets available for plan benefits,
  beginning of year                          11,244,025     4,973,893     15,092,164     252,445,849     4,457,665     2,059,419
                                           -------------------------------------------------------------------------------------
Net assets available for plan benefits,
  end of year                              $ 14,964,040   $ 6,178,794   $ 30,284,938   $ 619,237,230   $ 5,166,441   $ 4,128,669
                                           =====================================================================================

                                               Small
                                              Company
                                              Growth        Loan                  ESOP
                                               Fund         Fund         Allocated    Unallocated       Total

Additions to net assets attributed to:
    Investment income-
        Dividends                          $    90,199   $         0   $    351,854   $    46,565   $   9,972,654
        Interest                                 1,329       575,848              0             0       2,212,740
        Net appreciation in value of
          investments                          289,228             0      7,977,075     1,592,683     136,312,359
                                           ----------------------------------------------------------------------
               Total investment income         380,756       575,848      8,328,929     1,639,248     148,497,753
                                           ----------------------------------------------------------------------
    Contributions-
        Employer                               788,320             0              0       663,815      12,334,960
        Employees                            1,282,384             0              0             0      16,708,819
        Merged entity                          573,277             0              0             0     257,542,528
                                           ----------------------------------------------------------------------
               Total contributions           2,643,981             0              0       663,815     286,586,307
                                           ----------------------------------------------------------------------
    Allocation of 47,276 shares of
      BB&T common stock                              0             0      1,204,670             0       1,204,670
                                           ----------------------------------------------------------------------
               Total additions               3,024,737       575,848      9,533,599     2,303,063     436,288,730
Deductions from net assets attributed to:
    Withdrawals                               (434,951)     (381,135)    (2,601,362)      (46,565)    (33,244,599)
    Administrative expenses                    (12,688)            0              0        (3,268)       (148,093)
    Interest expense                                 0             0              0       (62,452)        (62,452)
    Allocation of 47,276 shares of
      BB&T common stock                              0             0              0    (1,204,670)     (1,204,670)
Loans to members - Interest income              47,773      (575,848)             0             0               0
Principal repayments                           130,763    (2,501,452)             0             0               0
Leveraged ESOP principal repayment                   0             0              0      (601,363)       (601,363)
Net transfers of assets among funds           (676,764)    4,827,191              0             0               0
Net assets available for plan benefits,
  beginning of year                          4,109,789     5,565,035      9,987,641     1,708,683     311,644,163
                                           ----------------------------------------------------------------------
Net assets available for plan benefits,
  end of year                              $ 6,188,659   $ 7,509,639   $ 16,919,878   $ 2,093,428   $ 712,671,716
                                           ======================================================================

The accompanying  notes  to  financial  statements  are an  integral  part  of  this statement.


                      BB&T Corporation 401(k) Savings Plan

                          Notes to Financial Statements
                           December 31, 1998 and 1997




1.  Description of Plan:


The following description of the BB&T Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.


BB&T Corporation (BB&T or the Bank) established the Savings and Thrift Plan for the Employees of BB&T Corporation on July 1, 1982, for the purpose of promoting the future economic welfare of the Bank's employees. Effective January 1, 1996, Southern National's Employee Stock Ownership Plan was merged into the Savings and Thrift Plan for the Employees of Branch Banking and Trust Company to form the Southern National Corporation 401(k) Savings Plan. Effective May 18, 1997, Branch Banking and Trust Company's shareholders voted to change the holding company's name to BB&T Corporation. Accordingly, the Southern National Corporation 401(k) Savings Plan became the BB&T Corporation 401(k) Savings Plan. The Plan offers eight investment options for employee contributions: the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T International Equity Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund, BB&T One-Year Bank Investment Contracts (which invests in one-year guaranteed income contracts of the Bank) and the BB&T Corporation Common Stock Fund. Each participant may elect to direct employee and employer contributions to any combination of the funds. Participants may change their investment elections daily.


The Plan covers all employees who meet the age and service requirements. Under the terms of the Plan, employees are eligible to participate in the Plan at age 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.


Contributions to the Plan are made monthly by employees in amounts equal to whole percentages, from 1% to 16%, of their monthly compensation. The Bank makes matching contributions of 100% up to 6% of each participant's compensation contributed to the Plan. Participants are fully vested in their accounts at all times.

The Plan permits a participant to borrow up to 50% of their account balance, but not more than the lesser of one-half of the value of the account balance, not to exceed $50,000 or $50,000 minus the participant's highest outstanding loan amount of the prior 12 months. The minimum loan amount is $1,000. Only one loan can be made during the plan year and a participant may have only one loan outstanding at any time. The interest rate to be paid on the amounts borrowed is equal to the Bank's prime lending rate plus 1% at the time of the loan.


Under terms of the Plan, a participant is allowed to withdraw certain funds from his account twice a year. Upon retirement, a participant may elect to have distributions paid from this account in installments over a period not to exceed the longer of 15 years, the participant's life expectancy, or the life expectancy of the participant and beneficiary, a lump sum, or any combination of the two.

                                       2
Employee Stock Ownership Plan


The Employee Stock Ownership Plan (ESOP) is a separate fund of the Plan and is only for the employees of certain acquired institutions. The ESOP initially purchased common shares using the proceeds of notes payable (see Note 6). The common shares are maintained in a trust under the Plan and debt repayments are funded by corporate contributions to the trust. As debt repayments are made, shares are allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code (IRC). Shares vest fully upon allocation. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated).



2.  Significant Accounting Policies:


Basis of Accounting


The accompanying financial statements have been prepared on the accrual basis of accounting.


Reclassification


Certain prior year amounts have been reclassified to conform with the current year presentation.


Investments in Securities


Investments in securities are stated at fair value. The fair value of marketable securities is based on published quotations obtained from national securities exchanges. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Bank investment contracts are stated at contract value, which do not materially differ from market value.


Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.


Investments in Participant Loans


Investments in participant loans are stated at cost. Adjustments necessary to reflect the fair value of the loans would not be material to the financial statements.


Administrative Expenses


The plan sponsor may elect, but is not required to pay recordkeeping and other administrative expenses incurred by the Plan. The plan sponsor has elected to pay all other administrative fees related to professional services provided to the Plan. Trustee fees consist primarily of administrative services rendered by the Bank's Trust Division (see Note 8).

3.  Merged Plans:


During 1998, the Fidelity Federal Savings Bank Retirement Savings Plan, the DeJarnette & Paul, Inc. 401(k) Profit Sharing Plan, the McPhail, Bray, Murphy, & Allen Profit Sharing Plan, and the Life Savings Bank Employee Savings & Profit Sharing Plan were merged into the Plan.



4.  Investments:


The Plan's investments are administered by the Bank's Trust Division. The appreciation (depreciation) in value of the Plan's investments (including investments bought and sold as well as held during the year) is as follows:


                                                           Net Appreciation
                                                            (Depreciation)
                                                    ----------------------------
                                                        1998             1997
                                                    ----------------------------
     Common stock                                   $159,743,965    $122,845,295
     Mutual funds                                      3,685,526      13,467,064
                                                    ----------------------------
                                                    $163,429,491    $136,312,359
                                                    ============================

At December 31, 1998 and 1997, the fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                        1998             1997
                                                    ----------------------------
BB&T Corporation common stock                       $765,771,432    $636,862,145
                                                    ============================

Included above, at December 31, 1998 and 1997, respectively, are approximately 458,860 and 265,348 shares of the ESOP's BB&T Corporation common stock which were allocated to the participants' accounts with 0 and 38,039 shares being unallocated.

5.  Tax Status:

The Internal Revenue Service (IRS) issued its latest determination letter on September 6, 1996, which stated that the Plan and its underlying trust qualify, in form, under the applicable provisions of the IRC and therefore are exempt from federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust are currently being operated in compliance with the applicable requirements of the IRC.



6.  Notes Payable:


The ESOP initially purchased common shares using the proceeds of notes payable (see Note 1). The notes bear interest at rates ranging from 7% to 9%, payable annually. The principal balance for each note is to be repaid in monthly installments over the life of the note, with final payments due at various times from July 1996 to November 1998.

The debt is guaranteed by the Bank and secured by the unallocated shares of BB&T common stock.



7.  Plan Termination:


Although it has not expressed an intent to do so, the Bank has the right to discontinue its contributions at any time or to terminate the Plan. In the event of plan termination, the assets would be distributed in accordance with the plan documents.



8.  Related-party Transactions:


During the years ended December 31, 1998 and 1997, the Plan purchased 991,031 and 804,483, respectively, of BB&T common stock at a cost of $46,334,775 and $35,181,751, respectively. In addition, 975,652 and 512,323 shares were distributed during 1998 and 1997, respectively, to employees who withdrew their vested interests. The Plan received cash dividends of $11,535,394 and $7,837,601 on its investment in BB&T Corporation common stock during 1998 and 1997, respectively.


Included in plan assets are mutual funds sponsored by the Bank, guaranteed income contracts issued by the Bank and cash on deposit at the Bank.


The cost of administrative services rendered by the Bank's Trust Division for the years ended December 31, 1998 and 1997, was $1,204,145 and $782,803,
respectively (see Note 2).



9. Subsequent Event:


During the first six months of 1999, the 401(k) plans for Virginia First Savings Bank Incentive Security Plan and Franklin National Bank 401(k) Retirement Plan were merged into the Plan.

                                                                    Schedule I








                                     BB&T Corporation 401(k) Savings Plan

                         Item 27(a) -- Schedule of Assets Held for Investment Purposes
                                               December 31, 1998





Par Value
or Shares
                       Identity of Party and Description of Assets            Cost          Fair Value
-----------  --------------------------------------------------------------- ------      ---------------
16,945,568   *BB&T U.S. Treasury Money Market Fund                             **         $  16,945,568
 1,086,216   *BB&T Corporation Intermediate U.S. Government Bond Fund          **            11,188,027
 1,896,243   *BB&T Corporation Growth and Income Fund                          **            39,365,998
18,538,890   *BB&T Corporation Common Stock Fund                               **           747,348,984
 8,357,879   *One-Year Bank Investment Contracts                               **             8,357,879
   525,940   *BB&T Corporation Balanced Fund                                   **             7,610,357
    78,222   *BB&T Corporation International Equity Fund                       **               886,256
   426,947   *BB&T Corporation Small Company Growth Fund                       **             9,239,137
10,038,832   *Participant loans, varying maturities, rates ranging from
                7.00% to 10.25%                                                **            10,038,832
===========  =============================================================== ======       ==============
*        Denotes party-in-interest.


**       Note:  The above schedule could not be completed due to the trustee's inability to provide cost information for these investments.

The accompanying notes to financial statements are an integral part of this schedule.


                                                                     Schedule II






                                BB&T Corporation 401(k) Savings Plan

                       Item 27(d) -- Schedule of Reportable Transactions (1)
                                          December 31, 1998





                                                                      Aggregate
                                                                    Selling Price      Aggregate
                                                                    or Maturity         Cost of            Net
                                                     Aggregate      Proceeds (2)       Asset Sold       Realized
                                                     Purchase            (3)              or              Gain
   Identity of Party and Description of Assets       Price (2)    ----------------      Matured          (Loss)
 ------------------------------------------------       (3)                              ------          ------
                                                   -------------
BB&T Corporation common stock-
       Purchases                                    $46,334,775    $            0         $  0            $  0
       Sales                                                  0        49,041,911           *               *
                                                   =============  ================       ======          ======

* Historical cost information is unavailable and is therefore not provided in this schedule.

(1)      This schedule presents transactions in any security where the aggregate of transactions in that security exceeds 5% of plan assets at January 1, 1998.

(2)      The value of securities at the time of purchase or sale is the market value.

(3)      Brokerage  commissions  are included in purchase  prices and deducted  from sales proceeds.


Note:             The above  schedule  could not be completed  for the BB&T U.S.
                  Treasury  Money  Market  Fund,  the  BB&T   Intermediate  U.S.
                  Government  Bond Fund,  the BB&T Growth and Income Stock Fund,
                  the BB&T Balanced  Fund, the BB&T  International  Equity Fund,
                  the BB&T Small Company  Growth Fund and the BB&T One-Year Bank
                  Investment  Contracts  due to the  inability of the Trustee to provide this information.


The accompanying notes to financial statements are an integral part of this schedule.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees and Savings Plan Committee have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date:  June 29, 1999                 BB&T National Corporation
                                     401(K) Savings Plan

                                     /s/  Raymond K. MuCulloch
                                     Raymond K. MuCulloch
                                     Executive Vice President